Appendix 3X

Initial Director's Interest Notice

Name of entity: Allied Gold Limited	
ABN: 86 104 855 067	

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Richard Johnson
Date of appointment	11 February 2008

Part 1 - Director's relevant interests in securities of which the director is the registered holder

Number & class of securities
25,000 fully paid ordinary shares

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Name of holder & nature of interest	**Number & class of Securities**
NIL	NIL

Part 3 – Director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.